UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 9)

ALCATEL LUCENT

(Name of Subject Company (Issuer))

NOKIA CORPORATION

(Name of Filing Person (Offeror))

Ordinary Shares

(Title of Class of Securities)

ISIN No. FR0000130007

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one Ordinary Share)

(Title of Class of Securities)

013904305

(CUSIP Number of Class of Securities)

Copies to:

Riikka Tieaho Vice President, Corporate Legal Nokia Corporation Karaportti 3 FI-02610 Espoo Finland Tel. No.: +358 (0) 10-448-8000	Scott V. Simpson Michal Berkner Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Tel. No.: +44 20-7519-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4 145 668 508	$415 271.61

*	For purposes of calculating the filing fee only. This amount is based upon the market value of the securities to be acquired in the U.S. Offer (as defined below) and was calculated as the sum of (a) the product of (i) 589 280 298 Alcatel Lucent ordinary shares, nominal value EUR 0.05 per share, estimated to be held by U.S. holders and (ii) the average of the high and low sales prices of Alcatel Lucent ordinary shares reported on Euronext Paris on November 13, 2015 (converted into U.S. Dollars on the basis of an exchange rate of EUR 1.00 = $1.0722, which was the Federal Reserve Bank of New York noon buying rate on that date) and (b) the product of (i) 472 058 361 Alcatel Lucent American depositary shares estimated to be outstanding and the average of the high and low sales prices of Alcatel Lucent American depositary shares reported on the New York Stock Exchange on November 13, 2015.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals $100.70 per $1 million of the value of the Alcatel Lucent ordinary shares subject to the U.S. Offer (including Alcatel Lucent ordinary shares underlying all of Alcatel Lucent’s outstanding American depositary shares) proposed to be acquired.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$435 497.29	Filing Party:	Nokia Corporation
Form or Registration No.:	333-206365	Date Filed:	November 13, 2015

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☒	Third party tender offer subject to Rule 14d-1
☐	Issuer tender offer subject to Rule 13e-4
☐	Going private transaction subject to Rule 13e-3
☐	Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 9 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 18, 2015 (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Nokia Corporation (“Nokia”), a Finnish corporation. The Schedule TO relates to Nokia’s offer to:

•	all U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”)) of outstanding ordinary shares, nominal value EUR 0.05 per share (the “Alcatel Lucent Shares”) of Alcatel Lucent, a French société anonyme (“Alcatel Lucent”),

•	all holders of outstanding Alcatel Lucent American depositary shares, each representing one Alcatel Lucent Share (the “Alcatel Lucent ADSs”), wherever located, and

•	all U.S. holders of outstanding (i) EUR 628 946 424.00 Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on July 1, 2018 (the “2018 OCEANEs”), (ii) EUR 688 425 000.00 Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on January 30, 2019 (the “2019 OCEANEs”) and (iii) EUR 460 289 979.90 Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on January 30, 2020 (the “2020 OCEANEs” and, together with the 2018 OCEANEs and the 2019 OCEANEs, the “OCEANEs” and, together with the Alcatel Lucent Shares and the Alcatel Lucent ADSs, the “Alcatel Lucent Securities”) (the “U.S. Offer”).

Holders of Alcatel Lucent ADSs located outside of the United States may participate in the U.S. Offer only to the extent the local laws and regulations applicable to those holders permit them to participate in the U.S. Offer. Holders of Alcatel Lucent Securities who are restricted from participating in the U.S. Offer pursuant to the Sanctions (as defined in the Exchange Offer/Prospectus) may not participate in the U.S. Offer.

This offer is being made on the terms and subject to the conditions set forth in the exchange offer/prospectus, dated November 12, 2015 (the “Exchange Offer/Prospectus”) attached hereto as Exhibit (a)(4) and incorporated herein by reference, and the related Letter of Transmittal for Certificated Alcatel Lucent ADSs, Letter of Transmittal for Book-Entry Only Alcatel Lucent ADSs and Notice of Guaranteed Delivery, attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, and incorporated herein by reference. Concurrently with the U.S. Offer, Nokia is also making, on substantially similar terms and subject to the same conditions a French offer (the “French Offer” and, together with the U.S. Offer, the “Exchange Offer”) open to all holders of Alcatel Lucent Shares who are located in France. Holders of Alcatel Lucent Shares located outside of France may not participate in the French Offer except if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the French Offer. Together, the U.S. Offer and the French Offer are being made for all the outstanding Alcatel Lucent Shares, including Alcatel Lucent Shares represented by Alcatel Lucent ADSs and OCEANEs.

All capitalized terms used in this Amendment No. 9 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

ITEM 1-9	AND 11

Items 1-9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraphs at the end thereof:

“Completion of the Exchange Offer

On January 5, 2016, the AMF published the final results of the French Offer, taking into account the results of the U.S. Offer, indicating that 2 052 812 101 Alcatel Lucent Shares, 264 183 778 Alcatel Lucent ADSs, 206 784 349 2018 OCEANEs, 37 880 652 2019 OCEANEs, and 16 138 206 2020 OCEANEs have been tendered into the Exchange Offer. As a consequence, Nokia should hold, following the settlement of the Exchange Offer, 76.31% of the Alcatel Lucent share capital and at least 76.01% of the voting rights of Alcatel Lucent, 89.14% of the outstanding 2018 OCEANEs, 24.34% of the outstanding 2019 OCEANEs and 15.11% of the outstanding 2020 OCEANEs. This equates to Nokia holding 70.52% of the Alcatel Lucent share capital on a fully diluted basis.

As announced on January 4, 2016, the Minimum Tender Condition has been met and the Exchange Offer is successful.

On January 5, 2016, Nokia accepted all the Alcatel Lucent Shares, Alcatel Lucent ADSs and OCEANEs validly tendered into the Exchange Offer. The newly issued Nokia Shares will be delivered to the tendering holders of Alcatel Lucent Securities and start trading on Nasdaq Helsinki, Euronext Paris and, for the Nokia ADSs, on the New York Stock Exchange on January 8, 2016.

In accordance with Article 232-4 of the AMF General Regulation, the exchange offer in France and in the United States will be followed by the subsequent offering period at the same exchange ratios which will begin within 10 French trading days. The AMF will publish the timetable for the subsequent offering period. Nokia believes it is in the best interests of the holders of Alcatel Lucent Securities to tender their remaining Alcatel Lucent Securities during the subsequent offering period. “

ITEM 12	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(lxi)	Press Release Announcing the Final Results of the Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 5, 2016)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

NOKIA CORPORATION

By:	/s/ Riikka Tieaho
Name:	Riikka Tieaho
Title:	Vice President, Corporate Legal

By:	/s/ Kristian Pullola
Name:	Kristian Pullola
Title:	Senior Vice President, Corporate Controller

January 5, 2016

EXHIBIT INDEX

(a)(1)(i)	Form of Letter of Transmittal for Certificated Alcatel Lucent ADSs

(a)(1)(ii)	Form of Letter of Transmittal for book-entry only Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(iii)	Notice of Guaranteed Delivery (Alcatel Lucent ADSs) (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(iv)	Letter to Clients (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(1)(v)	Letter to Brokers (incorporated herein by reference to Exhibit 99.5 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Exchange Offer/Prospectus, dated November 12, 2015 (incorporated herein by reference to the Registration Statement on Form F-4 filed by Nokia (File No: 333-206365))

(a)(5)(i)	Press release announcing the Exchange Offer for Alcatel Lucent (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(ii)	Nokia / Alcatel Lucent Factsheet (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(iii)	Speech by Rajeev Suri, President and CEO of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(iv)	Speech by Risto Siilasmaa, Chairman of the board of directors of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 15, 2015)

(a)(5)(v)	Presentation on Nokia / Alcatel Lucent (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(vi)	Innovation presentation on Nokia / Alcatel Lucent (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(vii)	Transcript of Press Conference Call (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(viii)	Transcript of Town Hall Meeting (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(ix)	Transcript of Press Conference in Paris (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(x)	Transcript of Call with Employees (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xi)	Transcript of Speech to Employees by Rajeev Suri, President and CEO of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xii)	Senior Leader Key Messages (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xiii)	Employee FAQ (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 16, 2015)

(a)(5)(xiv)	Press release Announcing Jorg Erlemeier Appointed Integration Planning Head (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 20, 2015)

(a)(5)(xv)	Transcript of Speech by Rajeev Suri, President and CEO of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 20, 2015)

(a)(5)(xvi)	Investor Relations Script for Q1 Results (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on April 30, 2015)

(a)(5)(xvii)	Transcript of Speech by Rajeev Suri, President and CEO of Nokia, at Annual General Meeting (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on May 5, 2015)

(a)(5)(xviii)	Investor Q&A (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on June 15, 2015)

(a)(5)(xix)	Investor Q&A (process and technical) (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on June 15, 2015)

(a)(5)(xx)	Press Release Announcing U.S. Department of Justice Permission (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on June 17, 2015)

(a)(5)(xxi)	Press Release Announcing European Commission Approval (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on July 24, 2015)

(a)(5)(xxii)	SEC Form F-4 Filing Q&A (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on August 14, 2015)

(a)(5)(xxiii)	Press Release Announcing Form F-4 Filing (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on August 14, 2015)

(a)(5)(xxiv)	Press Release Announcing Signing of Memorandum of Understanding to Combine Nokia China and Alcatel Lucent Shanghai Bell (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on August 28, 2015)

(a)(5)(xxv)	Press Release Announcing Committee on Foreign Investment in the United States Approval (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 14, 2015)

(a)(5)(xxvi)	Senior Leaders Letter (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 16, 2015)

(a)(5)(xxvii)	Press Release Announcing Affirmation of Nokia’s Commitment to Innovation in France (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 23, 2015)

(a)(5)(xxviii)	Overview of Nokia’s Commitment to Innovation in France (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 23, 2015)

(a)(5)(xxix)	Convertible Bond Q&A (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on September 29, 2015)

(a)(5)(xxx)	Press Release Announcing Planned Leadership and Organizational Structure for Combined Company (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 7, 2015)

(a)(5)(xxxi)	Press Release Announcing Clearance from China’s Ministry of Commerce (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 20, 2015)

(a)(5)(xxxii)	Press Release Announcing Receipt of All Regulatory Approvals (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 21, 2015)

(a)(5)(xxxiii)	Press Release Announcing Convening of Nokia’s Extraordinary General Meeting and Reiterating Unanimous Recommendation (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 22, 2015)

(a)(5)(xxxiv)	Press Release Announcing Finnish Financial Supervisory Authority Approval of Listing Prospectus (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 23, 2015)

(a)(5)(xxxv)	English Language Finnish Listing Prospectus (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 26, 2015)

(a)(5)(xxxvi)	Nokia Extraordinary General Meeting 2015 Proxy Materials (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 27, 2015)

(a)(5)(xxxvii)	Press Release Announcing Optimization of Capital Structure and Planned Public Exchange Offer for Alcatel Lucent Securities (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 29, 2015)

(a)(5)(xxxviii)	Press Release Announcing Filing of Draft Public Exchange Offer Document with French Stock Market Authority (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on October 29, 2015)

(a)(5)(xxxix)	Press Release Announcing French Stock Market Approval of Nokia’s Public Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 12, 2015)

(a)(5)(xxxx)	Presentation to Industry Analysts (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 12, 2015)

(a)(5)(xxxxi)	Offer Document Prepared by Nokia Corporation (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 13, 2015)

(a)(5)(xxxxii)	Press Release Announcing Supplement to Finnish Listing Prospectus (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 16, 2015)

(a)(5)(xxxxiii)	Presentation to Investors (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 16, 2015)

(a)(5)(xxxxiv)	Press Release Announcing Filing of the “Other Information” Document, Publication of the Timetable for the Exchange Offer and Approval of Nokia’s Listing on Euronext Paris (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 17, 2015)

(a)(5)(xxxxv)	“Other Information” Document Prepared by Nokia Corporation (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 17, 2015)

(a)(5)(xxxxvi)	English Language Finnish Listing Prospectus Supplement (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 17, 2015)

(a)(5)(xxxxvii)	Press Release Announcing the Launch of the Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 18, 2015)

(a)(5)(xxxxviii)	Summary Offer Document Advertisement (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 18, 2015)

(a)(5)(xxxxix)	Digital Awareness Advertisement (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 18, 2015)

(a)(5)(l)	Banner Advertisement (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 18, 2015)

(a)(5)(li)	Transcript of Press Conference Call (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on November 18, 2015)

(a)(5)(lii)	Press Release Announcing Results of the Nokia Emergency General Meeting (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 2, 2015)

(a)(5)(liii)	Speech given at the Nokia Emergency General Meeting by Risto Siilasmaa, chairman of the Nokia board of directors (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 9, 2015)

(a)(5)(liv)	Speech given at the Nokia Emergency General Meeting by Rajeev Suri, President and CEO of Nokia (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 9, 2015)

(a)(5)(lv)	Individual Shareholder Public Exchange Offer Frequently Asked Questions (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 10, 2015)

(a)(5)(lvi)	Press Release Reminding Alcatel-Lucent Security Holders that Nokia May Waive the Minimum Tender Condition (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 11, 2015)

(a)(5)(lvii)	Transcript of a Voicemail Reminding Alcatel-Lucent of the Expiration Time of the Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 11, 2015)

(a)(5)(lviii)	Tweets by Nokia in Connection with the Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 14, 2015)

(a)(5)(lix)	Press Release Announcing Closing of the Initial Offering Period (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on December 23, 2015)

(a)(5)(lx)	Press Release Announcing the Interim Results and Success of the Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 4, 2016)

(a)(5)(lxi)	Press Release Announcing the Final Results of the Exchange Offer (incorporated herein by reference to the filing made by Nokia pursuant to Rule 425 on January 5, 2016)

(b)	None

(d)	Memorandum of Understanding, dated as of April 15, 2015, by and between Nokia Corporation and Alcatel Lucent S.A., as amended (incorporated herein by reference to Exhibits 2.1 and 2.2 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365)

(g)	None

(h)	None